Exhibit 99.20

8th Floor, 100 University Avenue Toronto, Ontario M5J 2Y1 www.computershare.com

Security Class Holder Account Number Intermediary

Fold

NON-REGISTERED (BENEFICIAL) SECURITYHOLDERS

1.	We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2.	We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3.	If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4.	This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5.	If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6.	When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7.	This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8.	Your voting instructions will be recorded on receipt of the VIF.

9.	By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. 11.

If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

This VIF should be read in conjunction with the information circular and other proxy materials provided by Management.

Fold

VIFs submitted must be received by 9:00 am, Eastern Time, on July 28, 2014.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

• Call the number listed BELOW from a touch tone telephone.	• Go to the following web site: www.investorvote.com
1-866-734-VOTE (8683) Toll Free	• Smartphone?
Scan the QR code to vote now.

If you vote by telephone or the Internet, DO NOT mail back this VIF.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.

Voting by mail or by Internet are the only methods by which a holder may choose an appointee other than the Management appointees named on the reverse of this VIF. Instead of mailing this VIF, you may choose one of the two voting methods outlined above to vote this VIF.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

15AP14055_012KIB

+	+

Appointee(s)
I/We, being holder(s) of Amaya Gaming Group Inc. hereby appoint: Mr. David Baazov, or failing him, Mr. Daniel Sebag	OR	If you wish to attend in person or appoint someone else to attend on your behalf, print your name or the name of your appointee in this space (see Note #3 on reverse).

as my/our appointee to attend, act and to vote in accordance with the following direction (or if no directions have been given, as the appointee sees fit) and all other matters that may properly come before the Annual and Special Meeting of Shareholders of Amaya Gaming Group Inc. to be held at the offices of Osler, Hoskin & Harcourt LLP, 1000 De La Gauchetière Street West, Suite 2100, Montréal, Québec H3B 4W5, Canada on July 30, 2014 at 9:00 a.m. (Montreal Time), and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors	For	Withhold		For	Withhold		For	Withhold

01. David Baazov	☐	☐	02. Daniel Sebag	☐	☐	03. Wesley K. Clark, KBE	☐	☐

04. Divyesh (Dave) Gadhia	☐	☐	05. Harlan Goodson	☐	☐	06. Dr. Aubrey Zidenberg	☐	☐

Fold
			For	Withhold

2. Appointment of Auditors
Appointment of Richter S.E.N.C.R.L./L.L.P. as Auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.			☐	☐
	For	Against	For	Against

3. Special Resolution to Change the Name of the Corporation

To adopt the special resolution attached as Schedule “B” (the “Special Resolution to Change the Name of the Corporation”) in the Information Circular authorizing an amendment to the Articles to change the name of the Corporation to “Amaya Inc.”.

	☐	☐

4. Special Resolution to Address Gaming Regulations

To adopt the special resolution attached as Schedule “C” (the “Special Resolution to Address Gaming Regulations”) in the Information Circular authorizing an amendment to the Articles to add certain provisions intended to facilitate compliance by the Corporation with applicable gaming regulations.

			☐	☐

5. Special Resolution to Approve and Ratify the New General By-Laws

To adopt the special resolution attached as Schedule “D” (the “Special Resolution to Approve and Ratify the New General By-Laws”) in the Information Circular approving and ratifying the new general by-laws of the Corporation as proposed to take into account the entry into force of the Business Corporations Act (Québec)

	☐	☐

6. Special Resolution to Facilitate the Appointment of Directors

To adopt the special resolution attached as Schedule “E” (the “Special Resolution to Facilitate the Appointment of Directors”) in the Information Circular authorizing an amendment to the Articles to provide for the appointment, from time to time, by the Board of additional directors to a maximum of one third of the number of directors elected at the previous annual meeting of Shareholders.

			☐	☐

7. Ordinary Resolution to Approve and Amend the Stock Option Plan

To adopt the ordinary resolution attached as Schedule “F” (the “Ordinary Resolution to Approve and Amend the Stock Option Plan”) in the Information Circular approving amendments to the Stock Option Plan.

	☐	☐

8. Ordinary Resolution to Approve and Ratify the Advance Notice By-Law

To adopt the ordinary resolution attached as Schedule “G” (the “Ordinary Resolution to Approve and Ratify the Advance Notice By-Law”) in the Information Circular to approve and ratify the Advance Notice By-Law.

			☐	☐

9. Special Resolution to Create the Preferred Shares

To adopt the special resolution attached as Schedule “H” (the “Special Resolution to Create the Preferred Shares”) in the Information Circular authorizing an amendment to the Articles to create a new class of convertible preferred shares (the “Preferred Shares”).

	☐	☐

10. Ordinary Resolution to Approve Certain Terms of the Preferred Shares

To adopt the ordinary resolution attached as Schedule “I” (the “Ordinary Resolution to Approve Certain Terms of the Preferred Shares”) in the Information Circular approving certain terms of the Preferred Shares, particularly in connection with adjustments to the Initial Conversion Price of the Preferred Shares of $24 per Common Share.

			☐	☐

11. Ordinary Resolution to Approve the Issuance of the Warrants

To adopt the ordinary resolution attached as Schedule “J” (the “Ordinary Resolution to Approve the Issuance of the Warrants”) in the Information Circular approving the issuance by the Corporation of Warrants, 11 million of which are to be issued to GSO and 1.75 million of which are to be issued to BlackRock, each with an exercise price of $0.01 and exercisable for a term of 10 years from the date of issuance.

	☐	☐

12. Ordinary Resolution to Approve the Protected Prices

To adopt the ordinary resolution attached as Schedule “K” (the “Ordinary Resolution to Approve the Protected Prices”) in the Information Circular approving the value at which each of the Initial Conversion Price and the price at which Common Shares are to be issued to GSO on a private-placement basis at closing of the Acquisition (collectively, the “Protected Prices”) have been set, which Protected Prices may be equal to, at the time of the grant or issuance, as the case may be, less than the market price of the Common Shares less the maximum discount permitted under the TSX Company Manual.

			☐	☐	Fold

13. Ordinary Resolution to Approve the Preferred Shares Offering

To adopt the ordinary resolution attached as Schedule “L” (the “Ordinary Resolution to Approve the Preferred Shares Offering”) in the Information Circular approving the issuance of the Preferred Shares at closing of the Acquisition, as the Preferred Shares shall result in the issuance of securities exceeding 25% of the number of securities of the Corporation which are outstanding prior to the closing of the Preferred Shares Offering.

	☐	☐

	Signature(s)	Date
Authorized Signature(s) - This section must be completed for your instructions to be executed.
If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this VIF with signing capacity stated.		MM / DD / YY

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐	Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management’s Discussion and Analysis by mail.	☐

If you are not mailing back your VIF, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

¢	A G J Q	0 5 0 4 9 2	A R 1	+

        15AP14055_012KJC